EXHIBIT 99.15

FORM 8 (OPD)

PUBLIC OPENING POSITION DISCLOSURE BY A PARTY TO AN OFFER
Rules 8.1 and 8.2 of the Takeover Code (the "Code")

Amendment: This form amends RNS 8658P published at 07:15 on 22 January 2026. Please refer to sections 3(a), 3(d), 3(e) and 3(f).

1. KEY INFORMATION

(a) Full name of discloser:	Rio Tinto plc and Rio Tinto Limited
(b) Owner or controller of interests and short positions disclosed, if different from 1(a): *The naming of nominee or vehicle companies is insufficient. For a trust, the trustee(s), settlor and beneficiaries must be named.*	N/A
(c) Name of offeror/offeree in relation to whose relevant securities this form relates: *Use a separate form for each offeror/offeree*	Rio Tinto plc and Rio Tinto Limited
(d) Is the discloser the offeror or the offeree?	OFFEROR
(e) Date position held: *The latest practicable date prior to the disclosure*	16 January 2026
(f) In addition to the company in 1(c) above, is the discloser making disclosures in respect of any other party to the offer? *If it is a cash offer or possible cash offer, state "N/A"*	YES

2. POSITIONS OF THE PARTY TO THE OFFER MAKING THE DISCLOSURE

If there are positions or rights to subscribe to disclose in more than one class of relevant securities of the offeror or offeree named in 1(c), copy table 2(a) or (b) (as appropriate) for each additional class of relevant security.

(a) Interests and short positions in the relevant securities of the offeror or offeree to which the disclosure relates

Class of relevant security:	**Rio Tinto plc 10p ordinary; Rio Tinto plc ADR; and Rio Tinto Limited ordinary**			
	Interests		**Short positions**	
	Number	**%**	**Number**	**%**
(1) Relevant securities owned and/or controlled:	Nil	Nil	Nil	Nil
(2) Cash-settled derivatives:	Nil	Nil	Nil	Nil
(3) Stock-settled derivatives (including options) and agreements to purchase/sell:	Nil	Nil	Nil	Nil
TOTAL:	Nil	Nil	Nil	Nil

2

All interests and all short positions should be disclosed.

Details of any open stock-settled derivative positions (including traded options), or agreements to purchase or sell relevant securities, should be given on a Supplemental Form 8 (Open Positions).

Details of any securities borrowing and lending positions or financial collateral arrangements should be disclosed on a Supplemental Form 8 (SBL).

(b) Rights to subscribe for new securities

Class of relevant security in relation to which subscription right exists:	None
Details, including nature of the rights concerned and relevant percentages:	None

3. POSITIONS OF PERSONS ACTING IN CONCERT WITH THE PARTY TO THE OFFER MAKING THE DISCLOSURE

Details of any interests, short positions and rights to subscribe (including directors' and other employee options) of any person acting in concert with the party to the offer making the disclosure:

(a) Shares in Rio Tinto plc and Rio Tinto Limited held by the directors (including their close relatives and related trusts) of Rio Tinto plc or Rio Tinto Limited.

Name	Class of relevant security	Shares held	Percentage*
Peter Cunningham**	Rio Tinto plc 10p ordinary	79,211	0.00%
Ngaire Woods	Rio Tinto plc 10p ordinary	2,199	0.00%
Dean Dalla Valle	Rio Tinto Limited ordinary	1,885	0.00%
Ben Wyatt	Rio Tinto Limited ordinary	900	0.00%
Sharon Thorne	Rio Tinto plc 10p ordinary	2,593	0.00%
James Calvin O'Rourke	Rio Tinto plc 10p ordinary	3,000	0.00%
Jennifer Nason	Rio Tinto plc 10p ordinary	2,100	0.00%
Susan Lloyd-Hurwitz	Rio Tinto Limited ordinary	2,458	0.00%
Simon Callas Trott	Rio Tinto plc 10p ordinary	7,671	0.00%
Simon Callas Trott	Rio Tinto Limited ordinary	32,351	0.00%

3 Dominic Barton Rio Tinto Limited ordinary 12,700 0.00% *Percentages have been given to two decimal places and are calculated on the basis of Rio Tinto plc having 1,254,292,412 ordinary shares in issue and Rio Tinto Limited having 371,216,214 ordinary shares in issue. **Includes 14,955 shares held by Peter Cunningham’s close relative (b) Shares in Rio Tinto plc and Rio Tinto Limited held by connected advisers Name Class of relevant security Shares held Percentage J.P. Morgan Mansart Management Limited Rio Tinto plc 10p ordinary 316,201 0.02% J.P. Morgan Structured Products B.V. Rio Tinto plc 10p ordinary 84,944 0.00% Former employees who are connected advisers for the purpose of the Code Rio Tinto plc 10p ordinary 10,231 0.00% Former employees who are connected advisers for the purpose of the Code Rio Tinto Limited ordinary 57,556 0.01% (c) Shares in Rio Tinto plc and Rio Tinto Limited held by employee benefit trusts of Rio Tinto plc and Rio Tinto Limited. Name Class of relevant security Shares held Percentage UK Share Plan Rio Tinto plc 10p ordinary 188,984 0.01% Rio Tinto plc Canadian EST Rio Tinto plc 10p ordinary 183,605 0.01% Rio Tinto plc ESOT Rio Tinto plc 10p ordinary 512,388 0.04% Rio Tinto Limited EST Rio Tinto Limited ordinary 147,012 0.03% Rio Tinto Limited Canadian EST Rio Tinto Limited ordinary 52,947 0.01% (d) Interests in Rio Tinto plc held as options or awards under the share plans of Rio Tinto plc by the directors of Rio Tinto plc or Rio Tinto Limited. Name Scheme Number of Rio Tinto plc shares under award Allocation Date Strike price / cost basis (GBP) Vesting Date/ Expiry Date

4 Peter Cunningham Bonus Deferral Award 8415 20 March 2024 0 1 December 2026 Bonus Deferral Award 7907 19 March 2025 0 1 December 2027 Global Employee Share Plan 6.13705 17 January 2023 0 17 April 2026 Global Employee Share Plan 6.7539 17 April 2023 0 17 April 2026 Global Employee Share Plan 7.34187 17 July 2023 0 17 July 2026 Global Employee Share Plan 7.27759 17 October 2023 0 17 October 2026 Global Employee Share Plan 7.03477 17 January 2024 0 17 January 2027 Global Employee Share Plan 6.92935 17 April 2024 0 17 April 2027 Global Employee Share Plan 7.36832 17 July 2024 0 17 July 2027 Global Employee Share Plan 7.57033 17 October 2024 0 17 October 2027 Global Employee Share Plan 7.46947 17 January 2025 0 17 January 2028 Global Employee Share Plan 8.54717 17 April 2025 0 17 April 2028 Global Employee Share Plan 8.46263 17 July 2025 0 17 July 2028 Global Employee Share Plan 7.40171 17 October 2025 0 17 October 2028 Equity Incentive Plan 9564 18 March 2021 0 31 July 2026 Equity Incentive Plan 50,405 23 March 2022 0 22 February 2027

5 Equity Incentive Plan 71,195 09 May 2024 0 22 February 2027 Equity Incentive Plan 55,134 22 March 2023 0 21 February 2028 Equity Incentive Plan 76,299 19 March 2025 0 21 February 2028 Simon Trott Equity Incentive Plan 49,571 18 March 2021 0 31 July 2026 (e) Interests in Rio Tinto Limited held as options or awards under the share plans of Rio Tinto Limited by the directors of Rio Tinto plc or Rio Tinto Limited. Name Scheme Number of Rio Tinto plc shares under award Allocation Date Strike price / cost basis (AUD) Vesting Date/ Expiry Date Simon Trott Bonus Deferral Award 7,027 20 March 2024 0 1 December 2026 Bonus Deferral Award 5,741 19 March 2025 0 1 December 2027 Equity Incentive Plan 38,204 23 March 2022 0 22 February 2027 Equity Incentive Plan 52,091 09 May 2024 0 22 February 2027 Equity Incentive Plan 44,488 22 March 2023 0 21 February 2028 Equity Incentive Plan 57,851 19 March 2025 0 21 February 2028 (f) Interests in Rio Tinto plc held as options or awards under the share plans of Rio Tinto plc by connected advisers. Name Scheme Number of Rio Tinto plc shares under award Allocation Date Strike price / cost basis (GBP) Vesting Date/ Expiry Date

6 Former employees who are connected advisers for the purpose of the Code Equity Incentive Plan 2797 18 March 2021 0 20 February 2026 Equity Incentive Plan 2186 23 March 2022 0 22 February 2027 Equity Incentive Plan 2258 09 May 2024 0 22 February 2027 Equity Incentive Plan 1369 22 March 2023 0 21 February 2028 Details of any open stock-settled derivative positions (including traded options), or agreements to purchase or sell relevant securities, should be given on a Supplemental Form 8 (Open Positions). Details of any securities borrowing and lending positions or financial collateral arrangements should be disclosed on a Supplemental Form 8 (SBL). 4. OTHER INFORMATION (a) Indemnity and other dealing arrangements Details of any indemnity or option arrangement, or any agreement or understanding, formal or informal, relating to relevant securities which may be an inducement to deal or refrain from dealing entered into by the party to the offer making the disclosure or any person acting in concert with it: Irrevocable commitments and letters of intent should not be included. If there are no such agreements, arrangements or understandings, state “none” None (b) Agreements, arrangements or understandings relating to options or derivatives Details of any agreement, arrangement or understanding, formal or informal, between the party to the offer making the disclosure, or any person acting in concert with it, and any other person relating to: (i) the voting rights of any relevant securities under any option; or (ii) the voting rights or future acquisition or disposal of any relevant securities to which any derivative is referenced: If there are no such agreements, arrangements or understandings, state “none” None

7 (c) Attachments Are any Supplemental Forms attached? Supplemental Form 8 (Open Positions) NO Supplemental Form 8 (SBL) NO Date of disclosure: 29 January 2026 Contact name: Andy Hodges Telephone number: +44 (0)7831 123908 Public disclosures under Rule 8 of the Code must be made to a Regulatory Information Service. The Panel’s Market Surveillance Unit is available for consultation in relation to the Code’s disclosure requirements on +44 (0)20 7638 0129. The Code can be viewed on the Panel’s website at www.thetakeoverpanel.org.uk.